Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-15

Court dismisses all lawsuits contesting PolyMet land exchange
Federal judge rules that eight environmental groups lacked standing

St. Paul, Minn. October 1, 2019 – Poly Met Mining, Inc, a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM, reports the U.S. District Court in Minneapolis has dismissed all lawsuits challenging the NorthMet land exchange between the U.S. Forest Service and PolyMet.

The court ruled late yesterday that the eight plaintiffs in four lawsuits filed against the U.S. Department of Agriculture’s Forest Service in early 2017 lacked standing to challenge the transaction. The court explained that because the plaintiffs did not use the land exchange property, they were not injured by PolyMet’s ownership. At the same time, it denied three motions seeking a preliminary injunction against PolyMet’s activities on the land exchange property.

The lawsuits dismissed by the court sought to reverse the land exchange transaction and temporarily stop any work being performed on the property. Plaintiffs represented in one or more of the four lawsuits were: WaterLegacy, Minnesota Center for Environmental Advocacy, the W.J. McCabe Chapter of the Izaak Walton League of America, Save Our Sky Blue Waters, Earthworks, Center for Biological Diversity, Sierra Club North Star Chapter, and Save Lake Superior Association.

In the land exchange, which was consummated in June 2018, PolyMet obtained title to approximately 6,650 acres of U.S. Forest Service land and in return the Forest Service received approximately 6,900 acres of privately held land. State and federal agencies subsequently issued all of the necessary permits to PolyMet to build and operate the NorthMet copper-nickel-precious metals mine on the property, located near Hoyt Lakes, Minnesota.

“This decision is consistent with our longstanding position that the NorthMet Project stands on firm legal ground and meets all of the conditions required of it by a rigorous and lengthy environmental review and permitting process,” said Jon Cherry, president and CEO. “We are grateful for the court’s thoughtful and careful consideration of this matter and pleased that a longer process in the district court now will be avoided.”

With these four new decisions, PolyMet has now prevailed in all six of the legal challenges to the NorthMet Project that have reached a final decision.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received key permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.